

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

4 March 2005


05008398

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the General Announcement dated 3 March 2005, Re: i) The proposed disposal of 100% equity interest comprising 10,000,000 ordinary shares of RM1.00 each in Lion Ipoh Parade Sdn Bhd for a cash consideration of RM1.00 and the settlement of inter-company balances based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by TMW Lion GMBH on completion; and ii) The proposed disposal of 70% equity interest comprising 7,000 ordinary shares of RM1.00 each in Lion Seremban Parade Sdn Bhd for a cash consideration of RM0.70 and the settlement of inter-company balances based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by the purchaser on completion for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

General Announcement

Submitted by **OT_OSK SECURITIES** on **02/03/2005 06:04:34 PM**
Reference No **OS-050302-64104**

Submitting Merchant Bank (if applicable)	:	**OSK SECURITIES BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Leona Ng/ Chong Yin Fen**
* Designation	:	**Manager/ Senior Executive**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

I THE PROPOSED DISPOSAL OF 100% EQUITY INTEREST COMPRISING 10,000,000 ORDINARY SHARES OF RM1.00 EACH IN LION IPOH PARADE SDN BHD ("LIPSB") FOR A CASH CONSIDERATION OF RM1.00 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/ LIABILITIES TO BE TAKEN OVER BY TMW LION GMBH ("PURCHASER") ON COMPLETION ("PROPOSED DISPOSAL OF LIPSB");

II THE PROPOSED DISPOSAL OF 70% EQUITY INTEREST COMPRISING 7,000 ORDINARY SHARES OF RM1.00 EACH IN LION SEREMBAN PARADE SDN BHD ("LSPSB") FOR A CASH CONSIDERATION OF RM0.70 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/ LIABILITIES TO BE TAKEN OVER BY THE PURCHASER ON COMPLETION ("PROPOSED DISPOSAL OF LSPSB").

* **Contents :-**

We refer to the announcements made by OSK Securities Bhd ("OSK"), on behalf of the Board of Directors ("Board") of Amsteel Corporation Berhad ("Amsteel") on 27 January 2005, 9 November 2004, 9 December 2004 and 13 December 2004 in relation to the above.

On behalf of the Board of Amsteel, OSK wishes to announce that the Purchaser, had vide a letter dated 28 February 2005, which was received by Amsteel on 1 March 2005, accepted Amsteel's request to extend the Cut-Off Date (as defined in each of the Share Sale and Purchase Agreements dated 8 November 2004) from 7 March 2005 to 6 April 2005, for both the Proposed Disposal of LIPSB and the Proposed Disposal of LSPSB.

As at the date of this Announcement, the Proposed Disposals are subject to the approvals being received from:-

(i) the shareholders of Amsteel;

(ii) the Securities Commission; and

(iii) the security trustee of Amsteel Group's lenders, the facility agent and/or holders of the bonds and debts issued by Amsteel pursuant to the group wide restructuring scheme affecting the Amsteel group of companies.

Unless otherwise stated, defined terms used in this Announcement shall carry the same meaning as defined in the previous announcements.

This announcement is dated 2 March 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: